

December 31, 2013

<u>Via E-mail</u>
Robert C. Flexon
President and Chief Executive Officer
Dynegy Inc.
601 Travis, Suite 1400
Houston, Texas 77002

>   **Re: Dynegy Inc.**
>   **Registration Statement on Form S-4**
>   **Filed December 9, 2013**
>   **File No. 333-192732**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 14, 2013**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 4, 2013**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
>   **Filed November 7, 2013**
>   **File No. 001-33443**

Dear Mr. Flexon:

        We have limited our review of your registration statement on Form S-4 to those issues we have addressed in our comments. We have also reviewed your most recent annual report on Form 10-K and certain other filings pursuant to the Securities Exchange Act of 1934, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        In relation to the comments regarding your registration statement on Form S-4, please also respond to this letter by amending your registration statement and providing the requested information. In relation to the comments regarding your most recent annual report on Form 10-K and certain other Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

        If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and/or Exchange Act filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   We note that the guarantees are securities and thus each guarantor is required to file the financial statements specified by Regulation S-X for a registrant. See Rule 3-10(a)(1) of Regulation S-X. We further note that the registration statement does not appear to contain such financial statements. If you believe that one of the exceptions to this requirement set forth in Rule 3-10 applies, please provide us with your analysis in support of this belief and explain to us how you and the guarantors are currently complying with the applicable exception.

Cover Page

2.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please see Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. Please see Rule 14d-1(g)(3).

Cautionary Note Regarding Forward Looking Statements, page iii

3.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Incorporation by Reference, page vi

4.   You may wish to revise this provision to state that all filings filed by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. Please see Securities Act Forms Compliance and Disclosure Interpretation 123.05, which is available on our website, for more information.

Summary Description of the Exchange Notes, page 6

Change of Control, page 7

5.   Please disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws,

including Rule 14e-1 under the Exchange Act. This comment also applies to your disclosure on page 39.

The Exchange Offer, page 31

Terms of the Exchange Offer; Period for Tendering Old Notes, page 31

6.   We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes, page 33

7.   We note your statement that you "will accept, promptly after the Expiration Date, all Old Notes validly tendered and will issue the Exchange Notes promptly after acceptance of the Old Notes." Please clarify that you will issue the new notes or return the old notes promptly after expiration rather than after acceptance. Please see Exchange Act Rule 14a-1(c).

8.   We note the disclosure indicating that "unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder (or, in the case of Old Notes tendered by book entry transfer into the exchange agent's account at DTC pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer)." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Item 22. Undertakings, page II-15

9.   Please provide the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Index to Exhibits

Exhibit 5.1

10.   Please have counsel provide an opinion that the guarantees will constitute valid and binding obligations of the guarantor subsidiaries listed on Schedule I thereto.

11.   Please have counsel state that the guarantees of the guarantor subsidiaries included in Exhibit 5.3 to the registration statement, the opinion of Richards, Layton & Finger, P.A., will constitute valid and binding obligations of such guarantor subsidiaries.

Exhibit 5.3

12.   We note counsel's statement on page 3 that counsel "[has] not reviewed any documents other than the documents listed in paragraphs (a) through (n) above." Counsel must examine all documents necessary to render the required opinions. Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

13.   Please have counsel remove the assumption on page 3 of the opinion letter, which states that "[you] have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein," or explain why this assumption is necessary to the opinion rendered.

14.   Please have counsel remove the assumptions in the paragraph beginning at the bottom of page 3 and carrying over to page 4 of the opinion letter or explain why these assumptions are necessary to the opinion rendered.

15.   Please remove the assumptions in the first paragraph of page 6 of the opinion letter or explain why these assumptions are necessary to the opinion rendered.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Managements' Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 45

16.   We note that in your discussion of your results of operations for the year ended December 31, 2012 you have included columns in various tables presented throughout your discussion showing combined amounts representing the sum of amounts for the 2012 Predecessor and Successor periods. Please revise your disclosure to eliminate the tables showing this combined information. We do not believe such a presentation is appropriate as the Predecessor and Successor periods being combined are not prepared on the same basis and do not represent a continuum of the same reporting entity. The related financial statements are those of two different reporting entities. Please refer to the guidance in ASC 852-10-45-26 and 45-27.

17.   We also note that you discuss the combined results of operations for the 2012 Successor and Predecessor periods as your results for the year ended December 31, 2012. This supplemental discussion is generally not appropriate in the case of fresh-start accounting as the periods being combined are not prepared on a comparable basis. Explanations of reasons for changes between periods may include discussions of changes arising from your bankruptcy and your disposals and acquisitions of businesses. However non-GAAP

information should not be discussed in isolation or be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Please revise to provide a discussion of your historical GAAP basis financial statements as required by Item 303 of Regulation S-K.

Notes to Consolidated Financial Statements, page F-10

Note 4 – Merger and Acquisition, page F-23

18.   Explain to us why Legacy Dynegy did not meet the definition of a business and why you accounted for DH's acquisition of Legacy Dynegy as a recapitalization.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 33

February 2013 Compensation Actions, page 42

19.   In future filings, if you use financial performance targets, like the adjusted EBITDA and operational cash flow targets you used for 2012, in circumstances when you make payouts or awards based on actual performance with respect to the targets, please disclose both the targets and your performance with respect to the targets. If the targets are quantified (i.e., a particular value is target—e.g., $100 million), then your disclosure of the targets and actual results should be quantified.

20.   With a view towards improving future disclosure, please tell us how the Post Emergence Human Resources Committee assessed the individual factors with the 2013 Critical Success Factors in the context of determining the overall short-term incentive awards. For example, it is not clear how much weight or significance was attached to the individual factors relative to the 2013 Critical Success Factors.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Item 1 – Financial Statements, page 1

Note 13 – Commitments and Contingencies, page 24

Dam Safety Assessment Reports, page 25

21.   We note your disclosure that the nature and scope of repairs that may ultimately be needed (at your Baldwin and Hennepin sites), if any, cannot be predicted with confidence at this time, but may result in significantly increased compliance costs and could have a material adverse effect on your financial condition, results of operations and cash flows. Please note you are required by ASC 450-20 to develop an estimate of the reasonably

possible loss or range of loss rather than to predict potential losses with confidence. Please revise your disclosure to indicate the amount of reasonably possible loss or range of loss for this matter or to state that such an estimate cannot be made.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

22.   The comments on the Form 10-K should also be complied with in your Form 10-Q to the extent applicable.

Discussion of Segment Results of Operations, page 62

23.   We note your inclusion in the table showing your Coal segment's results of operations for the nine months ended September 30, 2012, on page 62, of amounts related to Legacy Dynegy for the period of January 1 through June 5, 2012. We also note that you have combined amounts for Legacy Dynegy and amounts for the Predecessor and Successor periods and presented the sum as combined amounts for the nine months ended September 30, 2012. As noted above in our comments on your Form 10-K, we do not believe it is appropriate to present combined amounts for the Predecessor and Successor periods. We do not believe it is appropriate to combine the amounts presented for Legacy Dynegy with your historical financial statements or with combined Predecessor and Successor amounts. Amounts related to Legacy Dynegy are not included and in future periods will not be included in your historical financial statements; thus likewise it does not appear that pro forma information prepared in accordance with Article 11 of Regulation S-X would be appropriate. Lastly, it is not clear how the amounts included for Legacy Dynegy were derived. Please revise your disclosure to eliminate this combined presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as applicable, the information the Securities Act of 1933 and all applicable Securities Act rules or the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement on Form S-4 please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments regarding your Exchange Act filings, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Heidi D. Lewis, Esq.
    David Johansen, Esq.